UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

8 June 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom confirms FY12 financial guidance and advises intention to delist from NYSE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 8 June 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

June 8, 2012

Telecom confirms FY12 financial guidance and advises intention to delist from NYSE

FY12 financial guidance

Telecom has confirmed that it remains on track to deliver H2 FY12 adjusted EBITDA guidance of around $560m.

‘During the first quarter of calendar 2012 there was an increase in competitive activity in the fixed line and mobile markets. However, despite increased competition, our focus on reducing costs sees us on track to deliver EBITDA guidance as planned,’ said acting Telecom CEO, Chris Quin.

‘Competitors have been very active with a variety of new offers, which has increased customer churn. We are firmly focused on responding and improving customer retention, for example, adding value to our products such as increased data caps on broadband plans,’ says Quin.

‘In mobile we remain focused on growing postpaid connections by leveraging the strength of the XT network, but we are seeing continuing decline in our prepaid customer base prior to the expected shutdown of the CDMA network in July this year,’ he said.

Management also expect to deliver H2 FY12 Net Earnings near the top end of the $160 to $190m guidance range.

‘Net financing costs are lower than expected so we expect to finish the year near the top of the range. The decrease in financing costs relates to additional finance lease income post demerger, which will continue into the future’ said Telecom CFO, Nick Olson.

Telecom also expects to deliver H2 FY12 Capex near the top end of the $190m to $220m guidance range.

NYSE delisting

Concurrently, Telecom has announced that it intends to delist its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) and notes that its shares and ADRs will not be listed or quoted on another national securities exchange in the US.

Telecom ADRs’ last day of trading on the NYSE is expected to be 9 July and the delisting is expected to become effective on 19 July 2012.

The delisting, in time, will reduce administration costs and complexity associated with the NYSE listing. ADRs equate to 15% of Telecoms listed shares, and therefore Telecom will retain an ADR programme in the US, on the ‘over-the-counter’ (OTC) market to enable investors to trade ADRs. Trading on the OTC market is expected to commence on 10 July 2012. Telecom’s ordinary shares will continue to be listed and traded on the NZX and ASX.

‘We are leaving no stone unturned in our drive to reduce costs and complexity, and delisting from the NYSE is a logical step in this process. However, we remain committed to our US investor base and will retain high standards of corporate governance and continue to provide comprehensive and transparent financial reporting,’ said Nick Olson.

Telecom also intends to permanently deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 in the event that it meets the criteria for deregistration.

– ends –

Contact:

For investor relations queries, please contact:

Stefan Knight

Head of Investor Relations

+64 (9) 355 5275

For media queries, please contact:

Michael Burgess

Corporate Communications Manager

+64 (0) 27 611 1108